ALTAREX REPORTS ON COMPLETION OF PLAN OF ARRANGEMENT

Edmonton, AB, February 4, 2004 – AltaRex Medical Corp. (TSX: ALT) and Twin Butte Energy Ltd. (Successor of AltaRex Corp.) ("AltaRex" or the "Company"), jointly announce that the Plan of Arrangement (the “Arrangement”) involving AltaRex Corp., AltaRex Medical Corp. and Nova Bancorp Investments Ltd. (“Bancorp”) has been successfully completed.

The transaction, which was originally announced on December 3, 2003, was approved by the securityholders of AltaRex at a special meeting held on February 2, 2004.  The final order of the Court of Queen's Bench of Alberta was granted on February 3, 2004 and the Arrangement became effective the same day.

Pursuant to the Arrangement, the Company has been transformed into an oil and gas exploration, development and marketing company named Twin Butte Energy Ltd. (“Twin Butte”) with the occurrence, among other things, of the following:

  the transfer of the Company’s biotechnology assets, together with all associated contrac tual obligations and liabilities, to AltaRex Medical Corp.;

  Bancorp subscribed for $4,770,985 principal amount of 10% convertible demand notes of AltaRex, convertible into non-voting shares of Twin Butte at a ratio of 2,583 non-voting shares per $1,000 of principal;

  AltaRex subscribed for 12,746,935 AltaRex Medical Corp. shares for $5.045 million in cash less a holdback of $50,000;

  the Company’s outstanding stock options and warrants were cancelled and terminated and cease to represent any right or claim whatsoever, and new AltaRex Medical Corp. options and warrants were issued in their place on identical terms;

  Twin Butte adopted a new stock option plan to govern options granted by Twin Butte after February 3, 2004;

  AltaRex Medical Corp. adopted a stock option plan to govern options granted by AltaRex Medical Corp. after the February 3, 2004.

Immediately following the completion of the Arrangement, a private placement by Bancorp of $1,379,015 in consideration for 3,500,000 Twin Butte new common shares was completed representing 40% of the voting shares of Twin Butte.

Pursuant to the Arrangement, each 10 common shares of AltaRex outstanding at the close of business on February 2, 2004 are deemed to be exchanged for one “new” voting common share of Twin Butte and 10 voting common shares of AltaRex Medical Corp. with the following two exceptions

1) AltaRex shareholders holding 151 to 1000 AltaRex common shares will receive, instead of the Twin Butte shares to which  each shareholder would have otherwise been entitled to receive, an amount equal to $0.05 per AltaRex common share held and will receive one AltaRex Medical Corp. share for each AltaRex common share held.

2) Each AltaRex shareholder who holds 150 common shares or less, will receive an aggregate cash payment equal to $0.55 per share instead of the Twin Butte and AltaRex Medical Corp. shares to which each shareholder would have otherwise been entitled.

AltaRex Medical Corp. has been conditionally approved for listing on the Toronto Stock Exchange (“TSX”) under the symbol “ALT”. It is anticipated that AltaRex Medical Corp. shares will begin trading by no later than February 9, 2004.

AltaRex Medical Corp. will carry on substantially the same business that AltaRex did before the Arrangement – AltaRex Medical Corp. will own all of AltaRex’s existing assets relating to the biotech business; AltaRex Medical Corp. will be pursuing the exact same commercialization strategy that AltaRex had for OvaRex® and all other products presently in development; and, AltaRex Medical Corp. will otherwise be executing the same business plan going forward, with the board of directors and management of AltaRex Medical Corp. being comprised of exactly the same individuals who were the directors and management team of AltaRex.

Twin Butte is actively recruiting a new management team with appropriate experience in the oil and gas industry. Twin Butte will seek a listing on the TSX, the TSX Venture Exchange (“TSXV”) or the NEX board of the TSXV upon identification of the assets required to facilitate its business.

The common shares of AltaRex Medical Corp. and Twin Butte will be distributed, in due course, to registered holders of AltaRex common shares. If the holder is a beneficial holder of AltaRex common shares (i.e. held through a brokerage account), the brokerage will be responsible for allocating shares of AltaRex Medical Corp. and Twin Butte.

Dr. Antoine Noujaim, President & CEO of AltaRex Medical Corp. commented, “The completed Arrangement provides a substantial capital injection in AltaRex Medical Corp. on a non-dilutive basis, which will continue with AltaRex's assets and opportunities. It also provides AltaRex shareholders with the opportunity to participate in an oil and gas company at a time when commodity prices are high and  the industry, as a whole, is thriving.”

For further information in respect of AltaRex Medical Corp.:

Rob Salmon
Chief Financial Officer
(780) 989-6708
rsalmon@altarex.com

For further information in respect of Twin Butte:

Richard Wlodarczak
President, Nova Bancorp Group (Canada) Ltd.
(604) 891-8781
rickwlodarczak@novabancorp.com

NEITHER THE TSX NOR THE TSX VENTURE EXCHANGE HAS APPROVED OR DISAPPROVED OF THE INFORMATION CONTAINED HEREIN